Via Facsimile and U.S. Mail
Mail Stop 6010

November 1, 2007

Mr. Kriss Cloninger III
President, Chief Financial Officer and
Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-07434

Dear Mr. Cloninger:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief